BONTAN CORPORATION INC.

INFORMATION CIRCULAR – AS AT SEPTEMBER 5, 2007

MANAGEMENT SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY MANAGEMENT OF BONTAN CORPORATION INC. (the  « Corporation » ) of proxies to be used at the Annual and Special Meeting of the shareholders of the Corporation to be held at 47 Avenue Road, Suite 200, Toronto, ON M5R  2G3 , Canada on Friday, October 19th, 2007 at the hour of 9.00 in the morning (Toronto time) and at any adjournment thereof for the purposes set forth in the enclosed Notice of Meeting. The proxies will be solicited primarily by mail and may also be solicited personally or by  telephone by the directors and/or  officers of the Corporation. The cost of solicitation by management will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are either directors or representatives of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE COPRORATION, TO REPRESENT THEM AT THE MEETING MAY DO SO by inserting such other person’s name in the blank space provided in the form of proxy  and depositing the completed proxy at the office of the Corporation, Suite 200, 47 Avenue Road, Toronto, Ontario, M5R 2G3.

A proxy can be executed by the shareholder or his/her attorney duly authorized in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

In addition to any other manner permitted by law, the proxy may be revoked before it is excercised by instrument in writing and delivered in the same manner as the proxy, at any time up to and including the last business day preceding the day of the meeting or any adjournment thereof,  at which time the proxy is to be used or delivered to the chairman of the meeting on the day of the meeting or any adjournment thereof, prior to the time of voting and upon either such occurance, the proxy is revoked.

DEPOSIT OF PROXY

By resolution of the directors of the Corporation duly passed, ALL PROXIES TO BE USED AT THE MEETING MUST BE DEPOSITED NOT LATER THAN 11 :00 a.m. on Wednesday, October 17, 2007 or any adjournment thereof, at the Corporation’s office, Suite 200, 47 Avenue Road, Toronto, Ontario, M5R 2G3 provided that a proxy may be delivered to the chairman of the meeting on the day of the Meeting or any adjournment thereof, prior to the time for voting.

INSTRUCTIONS FOR COMPLETING PROXY FORM

1.  Please complete and sign the proxy authorization form.

2.  Your vote will be recorded on receipt of the proxy authorization form.

3.  Please use the return envelope provided.

4.  If you have any questions regarding the enclosed documents, please contact the Corporation at 416-929-1806

5.  Exercising your right to vote is an important part of investing.  We urge you to review the enclosed material and exercise your voting rights by returning the enclosed proxy authorization form immediately.

6.  You may send your entire proxy authorization form by facsimile to 416-361-6228.  Please ensure the proxy authorization form is completed and signed.

If you plan to attend the meeting, or designate another person(s) to attend on your behalf, please strike out the names of the appointed persons as proxy holders and print your name or that of your delegate(s), in the space provided.  You may vote on the resolutions now or you may elect not to vote until the meeting.

It is important to sign, date and return the proxy authorization form in the envelope provided as soon as possible.  An unsigned proxy form cannot be counted.  Please note, if you appoint yourself or another person(s) on your behalf, you or your delegate(s) must attend the meeting for your vote to count.

VOTING

VOTING OF SHARES AND PRINCIPAL HOLDERS THEREOF

As of September 5th, 2007 there were 28,745,743 common shares outstanding, each carrying the right to one vote per share.  The Board of Directors fixed the close of business on September 14, 2007, as the record date for the purpose of determining shareholders entitled to receive notice of the meeting, but failure to receive a notice does not deprive a shareholder of the right to vote those shares at the meeting upon producing properly endorsed share certificates, or otherwise establishing share ownership, and demanding the inclusion of his/her name in the list of shareholders not later than ten days before the date of the meeting.

To the knowledge of the directors and officers of the Corporation, as at September 5, 2007,  the following shareholders beneficially own or exercise control or direction over more than 5% of the common shares of the Corporation:

Name of Shareholder	No. of Shares	% of Issued Shares
Current Capital Corp	2,012,500	7.00%

Pinetree Resource Partnership	3,112,000	10.83%

PROVISIONS RELATING TO VOTING OF PROXIES

Proxies are only voted when a poll is required.  A poll is a vote by written ballot which gives one vote for each common share registered in the name of the member.

IF THERE IS CERTAINTY OF INSTRUCTIONS, THE PERSON NAMED IN THE ENCLOSED PROXY WILL VOTE (EXCEPT WHERE THERE IS A DIRECTION TO WITHHOLD VOTING) THE SHARES IN RESPECT OF WHICH HE OR SHE IS APPOINTED IN ACCORDANCE WITH THE DIRECTIONS OF THE MEMBER APPOINTING THE PROXY HOLDER.  IN THE ABSENCE OF SUCH DIRECTIONS, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS REFERRED TO IN THE ATTACHED NOTICE OF MEETING.  IF TWO DIRECTIONS ARE MADE IN RESPECT TO ANY MATTER, SUCH SHARES WILL SIMILARLY BE VOTED FOR THE ADOPTION OF SUCH MATTER.

The enclosed Form of Proxy confers discretionary authority upon the person named therein with respect to any amendment, variation or other matter to come before the meeting, other than the matters referred to in the Notice of Meeting, HOWEVER IF ANY SUCH AMENDMENTS, VARIATION OR OTHER MATTERS WHICH ARE NOT NOW KNOWN TO MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXIES HEREBY SOLICITED WILL BE VOTED THEREON IN ACCORDANCE WITH THE BEST JUDGEMENT OF THE PERSON OR PERSONS VOTING SUCH PROXIES.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the meeting. However, in many cases, common shares owned by a person (a “non-registered holder”) are registered either (a) in the name of an intermediary (an “Intermediary”) that the non-registered holder deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of NI 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Management Information Circular, the accompanying Notice of Meeting together with the form of proxy and a supplemental mailing list form (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to non-registered holders of common shares.

Intermediaries are required to forward the Meeting Materials to non-registered holders unless a non registered holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to non-registered holders. Generally, non-registered holders who have not waived the right to receive Meeting Materials will either:

a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the non-registered holder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered holder when submitting the proxy. In this case, the non-registered holder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under “Appointment of Proxies”; or

b)

be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the non-registered holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “Voting Instruction Form”) which the Intermediary must follow. Typically the non-registered holder will also be given a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the common shares they beneficially own. Should a non-registered holder who receives either form of proxy wish to vote at the Meeting in person, the non-registered holder should strike out the persons named in the form of proxy and insert the non-registered holder’s name in the blank space provided. Non-registered holders should carefully follow the instructions of their Intermediary including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.

MATTERS TO BE ACTED ON

REPORT OF AUDITORS AND CONSOLIDATED FINANCIAL STATEMENTS – PROPOSAL ONE

The Annual Report of the Corporation, which contains the Report of the Auditors and the Consolidated Financial Statements for the year ended March 31, 2007, will be placed before the meeting. Additional copies will be available at the Annual and Special Meeting.  If any shareholder wishes additional copies of the Annual Report prior to the Annual General and Special Meeting, please contact the Corporation or download it from www.sedar.com

ELECTION OF DIRECTORS – PROPOSAL NUMBER TWO

The Directors of the Corporation are elected annually and hold office until the next Annual General and Special Meeting.  The Articles of the Corporation currently provide for a Board of Directors consisting of not less than three (3) and not more than ten (10) directors.  Management proposes the persons listed below be nominated for election as Directors of the Corporation for the ensuing year.

Management does not contemplate that any of the persons proposed to be nominated by it will be unable to serve as Director.  If prior to the Meeting any such nominees are unable or unwilling to serve, the persons named in the accompanying form of proxy will vote for another nominee or nominees in their discretion if additional nominations are made at the Meeting.

Name, Province, Country and office held	Director since	Number of shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised at August 15, 2006 (1)	Present principal occupation or employment and if applicable, during the five preceeding years

Kam Shah	January 3, 1999	671,929	Chief Executive Officer & Chief Financial Officer, Chartered Accountant
Ontario, Canada
Chairman and director

Dean Bradley (2)	November 13, 2000	0	Business consultant
Florida, USA
Director

Brett Rees (2)	December 8, 2006	0	Insurance broker and consultant
Ontario, Canada
Director

(1)

The information as to the shares beneficially owned or controlled, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

(2)

Members of the audit committee who are elected annually by the board of directors.

Statement of executive compensation

The following table discloses the compensation paid by the Company to the Chairman and Chief Executive and Financial Officer and other key consultants in respect of the fiscal years ended March 31, 2007, March 31, 2006 and March 31, 2005 There are no other Named Executive Officers, employees or consultants of the Company earning in excess of $150,000 per year in fees, salary and bonuses.

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION
					Awards		Payouts
Name and principal position	Year	Fee	Bonus	Other annual compensation (4)	Securities under options/SARs Granted (1)	Shares or units subject to resale restrictions	LTIP (2) payouts	all other compensation
		($)	($)	($)	(#)	($)	($)

Kam Shah - CEO and CFO (3)	2007	95,409
CEO and CFO	2006	86,112
CFO	2005	36,000	-	1,100	450,000/ nil	-	-	-

Terence Robinson - CEO/Consultant (5)	2007	136,298
CEO/Consultant	2006	143,520			1,100,000 (6)/ nil
CEO	2005	311,250	-	-	2,090,000 /nil	-	-	-

Dean Bradley - an independent director (7)	2007	-
	2006	5,980
	2005	-	-	-	20,000/nil	-	-	-

Damian Lee - an independent director (8)	2007	-
	2006	5,980
	2005	-	-	-	-	-	-	-

John Robinson - Consultant (9)	2007	81,779
	2006	273,357			807,500/ nil
	2005	56,950			1,107,500/ nil

Notes:

1.

“SAR” means stock appreciation rights.

2.

“LTIP” means long term incentive plan.

3.

Mr. Shah was CFO until May 17, 2004. Since that date he also assumed the responsibility of CEO following the resignation of Mr. Terence Robinson as CEO on that date. Mr. Shah received 350,000 common shares during the fiscal 2007 valued at $95,409, 288,000 common shares during the fiscal 2006 valued at $86,112 and a cash fee of $36,000 in fiscal 2005 as fee for his services as CEO/CFO during these years.

4.

Mr. Shah was given an interest-free loan of $20,000 in fiscal 2004. The loan was settled On March 31, 2005. The amount shown under other annual compensation against Mr. Shah represents the value of imputed interest on the loan at 5.5%.

5.

Mr. Terence Robinson was CEO of the Company until May 17, 2004 on which date he resigned as CEO and continued as consultant with the Company. He received 500,000 common shares in fiscal 2007 valued at $136,298, 480,000 common shares in fiscal 2006 valued at $143,520 and cash payment of $28,037 plus 145,250 common shares valued at $283,213 in fiscal 2005 as fee for his services during these years.

6.

Mr. Terence Robinson was issued 1.1 million options in fiscal 2006 for his services in connection with sale of the Company’s interest in oil exploration project in Papua New Guinea. These options are valid for two years from the date of their issuance and are convertible into equal number of common shares of the company at a conversion price of US$0.50 per option. The options are issued under “The Robinson Plan”.

7.

Mr. Dean Bradley received fee in the form of 20,000 common shares valued at $5,980 in fiscal 2006. However, he returned the common shares for cancellation and instead accepted a cash payment of $5,522 in fiscal 2006.

8.

Mr. Damian Lee received fee in the form of 20,000 common shares valued at $5,980 in fiscal 2006. Mr. Lee received no compensation in fiscal 2007 and resigned from the board on December 8, 2006.

9.

Mr. John Robinson has been providing consulting services involving projects evaluation and management of short term investments. He is brother of Mr. Terence Robinson and is a sole owner of Current Capital Corp., a related corporation. Mr. John Robinson received 300,000 common shares in fiscal year 2007 valued at $ 81,779, 299,048 common shares in fiscal 2006 valued at $273,357 and 82,143 common shares in fiscal 2005 valued at $ 56,950 for his services during these years.

Stock compensation and option Plans

The Corporation had the following plans as at March 31, 2007:

1.

1999 Stock Option Plan covering 3 million options registered under the Securities Act of 1933, United States of America (the Act) on April 30, 2003.

2.

2001 Consultant Stock Compensation Plan covering 1,205,714 shares registered under the Act on April 30, 2003.

3.

2003 Stock Option Plan covering 2.5 million options registered under the Act on July 22, 2004

4.

2003 Stock Compensation Plan covering 1 million shares registered under the Act on July 22, 2004.

5.

The Robinson Option Plan covering 1.1 million options registered under the Act on December 5, 2005.

6.

2005 Stock option Plan covering 1 million shares registered under the Act on December 5, 2005.

7.

2005 Consultant Stock Compensation Plan covering I million shares registered under the Act on December 5, 2005.

8.

2007 Consultant Stock Compensation Plan covering 1.7 million shares registered under the Act on January 16, 2007.

All options under 1999 Plan, 2003 plan and The Robinson Plan were issued and as at September 5, 2007, the date of this information circular, 4,795,000 options were outstanding. No options have yet been issued under the 2005 Plan.

All shares reserved under the 2001, 2003 and 2005 Compensation Plans and 1,150,000 shares reserved under 2007 Compensation Plan were issued before March 31, 2007.

Option/SAR Grants During The Most Recently Completed Financial Year

No options or SARs were granted during the year ended March 31, 2007.

Compensation of directors

During the fiscal year ended March 31, 2007, one of the independent directors, Mr. Dean Bradley was paid $4,059 (US$3,600) as fee for his services as chairman of the audit committee. He returned 20,000 shares issued to him under 2005 Consultant Stock Compensation Plan, which were cancelled on October 16, 2006.

Report on executive compensation

The Corporation’s primary concern in compensating executive officers is to provide a lower level of fixed cash compensation, but to provide through profit sharing, stock appreciation rights, or bonuses, strong incentives for the executive officers to ensure their continuing commitment to the Corporation, its overall performance, and stock performance for the Corporation’s shareholders.

The Corporation’s goal is to provide each executive officer with incentives for performance of the business unit in which the executive officer is involved. In the case of the executive officers who have involvement in more than one business unit, the Corporation places more emphasis on the overall profitability of the Corporation and the returns to shareholders of the Corporation through increases in stock prices.

Severance agreements

The Company has entered into consulting agreements with both The Chief Executive Officer who also acts as Chief Financial Officer and its key consultant. The agreement generally provides for the payment of severance benefits if the named executives are terminated by the company, owing to a change in control or any other reasons, other than for cause. The named executives will receive a lump sum severance payment of $250,000.

Indebtedness of directors and senior officers

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest amount Outstanding during Fiscal 2006	Amount Outstanding at March 31, 2007

Kam Shah CFO	Borrower	$25,000	$nil

Performance Graph

The following graph shows the changes over the past five year period ended March 31, 2006 in the average prices of the Corporation’s common shares and in the NASDAQ. The Corporation’s common shares trade on the Over the Counter Bulletin Board of NASDAQ under the symbol “BNTNF”.

AUDIT COMMITTEE

Pursuant to the provisions of Multilateral Instrument 52-110 (the “Instrument”), the Corporation’s Audit Committee has adopted a written charter (the “Charter”) that sets out its mandate and responsibilities. As the Company is a “venture issuer” (as defined in the Instrument), it is relying on the exemptions provided to it with respect to audit committee composition and reporting obligations.

The Audit Committee is presently comprised of Dean Bradley and Brett Rees, both of whom are “independent” and “financially literate” within the meanings given to those terms in the Instrument.

During the Corporation’s most recently completed fiscal year, the Corporation’s auditors did not perform any non-audit services. Audit Fees charged by the Company’s auditors during the last two fiscal years are as follows:

	2007	2006
	actual	actual
Audit	25,000	28,000
Tax fee (1)	3,620	-
	$28,620	$28,000

(1)

Tax fees comprised $2,620 paid for the US corporation tax returns preparation for the years 2005 and 2006 and an accrual of $1,000 for the year 2007.

APPOINTMENT OF AUDITORS – PROPOSAL NUMBER THREE

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of Schwartz Levitsky Feldman LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year, and to authorize the directors to fix their remuneration and/or appoint another auditor in the event of a material event if deemed necessary.  Schwartz Levitsky Feldman LLP, Chartered Accountants, was first appointed auditors of the Corporation during the 2006 fiscal year.

ISSUE OF SHARES AND OPTIONS FOR SERVICES RENDERED  –  PROPOSAL FOUR

The purpose of stock compensation and stock options plans is to develop the interest of directors, officers, employees and non-employees such as consultants who provide bona fide services -- other than services rendered in connection with the offer and sale of securities in a capital raising transaction -- to the Corporation and its subsidiaries.  By providing such persons with the opportunity to acquire an increased proprietary interest, the Corporation may be able to attract and retain persons of desired experience and ability without excessive drain on its cash resources.

The shareholders are now asked to pass a special resolution authorizing directors to introduce any additional compensation and or stock options plans as deemed necessary and to allow discretion to the directors to fix option price/ compensation share price and to issue compensation shares and stock options under these plans as they see fit.

STOCK SPLIT OR CONSOLIDATION – PROPOSALS FIVE AND SIX

The management believes that the corporation may have to deal with acquisitions and private placements situations in the pursuit of its new business strategy. These situations may have profound effect on the number of shares to be issued and on the market price of these shares.

The shareholders are therefore asked to pass a special resolution authorizing directors to either split the issued capital of the Corporation such that up to fifteen new common shares would be issued in exchange for one old issued common shares of the Corporation or consolidate the issued capital of the Corporation such that one share be issued in exchange for up to fifteen old issued common shares of the Corporation, at their sole discretion until the next Annual Meeting.

Approval of one action– stock split or consolidation – will automatically prohibit the second action to be taken during the same period.

NAME CHANGE – PROPOSAL SEVEN

The Management is of the opinion a new name may be desirable for the Corporation if it better reflects its current business strategy or if it acquires a new business which may have a different business strategy than its current one.

The shareholders are therefore asked to pass a special resolution authorizing the directors to change the name of the Corporation to some other name at their sole discretion and subject to its acceptance by the Ministry of Consumer and Commercial Relations.

CHANGE OF JURISDICTION – PROPOSAL EIGHT

Management believes that the Corporation may be able to raise further funds more easily and reduce its compliance costs if it incorporates in the USA or in the Canadian Federal Jurisdiction.

The Shareholders are therefore asked to consider and approve a special resolution to amend the Articles of the Corporation to move its reporting jurisdiction to the State of Delaware or any other State in the USA or to move to Federal jurisdiction at the discretion of the directors of the Corporation.

A HOLDER OF SHARES ENTITLED TO VOTE ON THE RESOLUTION MAY DISSENT. SUCH DISSENTING SHAREHOLDER WILL BE ENTITLED TO BE PAID THE FAIR VALUE OF THE SHARES IN ACCORDANCE WITH THE PROVISIONS OF THE ONTARIO BUSINESS CORPORATION ACT.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management knows of no other matters to come before the Annual and Special Meeting of Shareholders other than as set forth in the Notice of Meeting.  HOWEVER, IF OTHER MATTERS, WHICH ARE NOT KNOWN TO MANAGEMENT, SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSON HOLDING THE PROXY.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this and previous Information Circulars, no insider, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since April 1, 2007 which has materially affected or would materially affect the Company or its subsidiaries

CERTIFICATE OF APPROVAL OF DIRECTORS

The foregoing does not contain any untrue statements of a material fact and does not omit a material fact that is required to be stated. This Information Circular and the mailing of the same to shareholders has been approved by the Board of Directors of the Corporation

DATED this 5th day of September 2007.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Kam Shah

_________________________________________

Kam Shah

Chief Executive and Financial Officer